Mail Stop 0306


April 6, 2005


Via U.S. Mail and Facsimile to (805) 967-2677

Peter T. Altavilla
Chief Financial Officer and Secretary
Innovative Micro Technology, Inc.
75 Robin Hill Road
Goleta, CA 93117


	Re:	Innovative Micro Technology, Inc.
		Form 10-SBK for Fiscal Year-Ended October 2, 2004
Forms 10-Q for Fiscal Quarter-Ended January 1, 2005
      File No. 001-066353

Dear Mr. Altavilla:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do no intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KB for the Fiscal Year-Ended October 2, 2005

Item 8A. Controls and Procedures - Page 22

1. We note your disclosure that management has concluded that your disclosure controls and procedures are effective "in making known to them material information relating to the Company (including its consolidated subsidiaries) required to be included in this report."
The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e)
of the Exchange Act. However, if you do not wish to eliminate this language, please revise these disclosures in future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

2. We see that there were no changes in your internal control over financial reporting "known to the Chief Executive Officer or the Chief Financial Officer". Please tell us why you have included the word "known". If your disclosure controls and procedures were designed to provide reasonable assurance of achieving your disclosure objectives and were effective, any change in those disclosure controls and procedures would have been communicated to your Chief Executive Officer or Chief Financial Officer. Please revise future filings to remove the qualification of "known" and discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-B, as amended effective August 13, 2003.

Item 7. Financial Statements - Page F-1

5. Debt - Page F-16

3. We noted that on September 30, 2003, you induced the conversion of your Professional Notes by reducing the conversion price of the common shares by $2.85 and issuing warrants at various prices. Paragraph 3 of FAS 84 states that, "an enterprise shall recognize an expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms." In this regard, supplementary tell us in detail how you accounted for the conversion and extinguishment of the Professional
Notes.  Note our concerns when preparing future filings.




Form 10-QSB for the Fiscal Quarter-Ended January 1, 2005

Item 3. Controls and Procedures - Page 27

4. We note your disclosure that "there were no significant changes in the Company`s internal controls or in other factors that could significantly affect internal controls..." Please revise these disclosures in future filings to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-B, as amended effective August 13, 2003.


* * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 824-5579 or me at (202) 942-1812 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 942-1931.



							Sincerely,



							Jay Webb
							Reviewing Accountant
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Mr. Peter T. Altavilla
Innovative Micro Technology, Inc.
April 6, 2005
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